SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . to . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany

Index to Exhibits appears on page    II-3

SAP AMERICA, INC.
401(k) PLAN

Independent Auditors’ Report

The Plan Administrator
SAP America, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the supplemental schedule as of December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 10, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 13, 2003

This is a copy of the audited report previously issued by Arthur Andersen LLP in connection with the Annual Report for the SAP America, Inc. 401(k) Plan on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP and Arthur Andersen LLP has not consented to its inclusion in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.

Report of Independent Public Accountants

To the Plan Administrator of the SAP America, Inc. 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of SAP America, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP Arthur Andersen LLP

Philadelphia, Pennsylvania May 10, 2002

SAP AMERICA, INC.
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value	$255,542,933	$260,642,502
Participant loans	3,876,512	3,675,235
Receivables:
Employer contributions	139,728	224,992
Participant contributions	993,272	963,841

Total receivables	1,133,000	1,188,833

Net assets available for benefits	$260,552,445	$265,506,570

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Additions to (reductions from) net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(54,153,629)
Interest and dividend income	5,876,208

(48,277,421)

Contributions:
Employer	10,570,591
Participant	48,306,681

58,877,272

Total additions	10,599,851

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	15,547,356
Administrative expenses	6,620

Total deductions	15,553,976

Net decrease	(4,954,125)
Net assets available for benefits:
Beginning of year	265,506,570

End of year	$260,552,445

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan

As of December 28, 2001, the Plan name was changed from SAP America, Inc. 401(k) Profit Sharing Plan and Trust to SAP America, Inc. 401(k) Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP Markets, Inc., and SAP Portals, Inc. (collectively, the Company). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Companies are subsidiaries of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (the Parent Company).

(b)	Contributions

Each year, participants may contribute up to 15% of eligible compensation, as defined in the Plan, not to exceed $11,000 for 2002 and $10,500 for 2001. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Internal Revenue Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Internal Revenue Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 mutual funds, the Parent Company’s ADR Stock Fund and one common collective trust as investment options for participants. The Company matches 50% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and profit sharing contributions, the Company limited the eligible compensation to $100,000 in 2002. Effective January 1, 2003, the Company increased the limit for eligible compensation to $150,000. Effective January 1, 2001, after-tax contributions are eligible for employer matching contributions. The matching Company contribution is invested as directed by the participant. Additional discretionary profit sharing amounts may be contributed at the option of the Company and are invested as directed by the participant. Discretionary profit sharing contributions were not made in 2002 or 2001. Effective January 1, 2002, the Company’s discretionary profit sharing contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The Company’s discretionary profit sharing contributions will be allocated as an additional matching contribution. Effective July 1, 2002, the applicable dollar limits on deferrals as described above increased to allow individuals who have reached age 50 by the end of the plan year, and who may no longer make deferrals because of limitations imposed by the Internal Revenue Code or the Plan, to make “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $1,000 for 2002.

(Continued)

SAP AMERICA, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings/losses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the Company contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

(e)	Forfeitures

Effective January 1, 2001, forfeitures are first applied to pay administrative expenses and to offset required employer contributions. For the years ended December 31, 2002 and 2001, forfeitures of $562,493 and $0, respectively, were used to pay administrative expenses and to offset required employer contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $290,814 and $316,311, respectively.

(f)	Participant Loans

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participant’s account with original terms of generally 60 monthly installments and bear interest at rates that range from 6% to 10.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. A maximum of two loans with outstanding balances is permitted at any time.

(g)	Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in his or her account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Effective January 1, 2002, employees (other than 5% owners) who attain the age of 70 ½ years will not be required to commence minimum distributions until they terminate employment. Such employees may elect withdrawals during employment subject to Article 11 of the Plan document. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 ½ years.

(Continued)

SAP AMERICA, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and the SAP ADR Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31

	2002	2001

Vanguard Wellington Fund	$49,043,029	$42,493,228
Vanguard 500 Index Fund	38,116,031	42,719,441
Vanguard Windsor II Fund	33,371,521	37,764,602
Vanguard Retirement Savings Trust	28,649,911	20,003,589
Vanguard U.S. Growth Fund	28,356,301	42,780,840
Vanguard Explorer Fund	22,430,136	27,938,971
Vanguard Total Bond Market Index Fund	14,258,862	*

* Less than 5% of the Plan’s net assets

(Continued)

SAP AMERICA, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

During 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Mutual Funds	$(53,288,831)
SAP ADR Stock Fund	(864,798)

$(54,153,629)

(4)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Plan Sponsor. Effective January 1, 2002, the Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

Schedule 1

SAP AMERICA, INC.
401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or
similar party	Description of investment	Current value

*Vanguard Funds:
Wellington	Registered Investment Company	$49,043,029
500 Index	Registered Investment Company	38,116,031
Windsor II	Registered Investment Company	33,371,521
U.S. Growth	Registered Investment Company	28,356,301
Explorer	Registered Investment Company	22,430,136
Total Bond Market Index	Registered Investment Company	14,258,862
Strategic Equity	Registered Investment Company	12,282,391
International Growth	Registered Investment Company	10,397,816
LifeStrategy Growth	Registered Investment Company	5,334,940
Global Equity	Registered Investment Company	3,731,745
LifeStrategy Moderate Growth	Registered Investment Company	2,929,413
LifeStrategy Income	Registered Investment Company	2,724,748
LifeStrategy Conservative Growth	Registered Investment Company	1,840,191
*Vanguard Retirement Savings Trust	Common/Collective Trust	28,649,911
*SAP ADR Stock Fund		2,075,898
*Various participants’ loans	Participants’ notes receivable bearing interest at rates ranging from 6% to 10.5% due through the year 2013.	3,876,512

		$259,419,445

*Denotes party-in-interest.

See accompanying independent auditors’ report.

Exhibits

The following exhibits are filed herewith.

Exhibit No.	Description

23.1	Consent of KPMG LLP

23.2	Disclosure Related to Arthur Andersen LLP

99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

II-1

Signatures

The Plan. Pursuant to the requirements of the Securities Act of 1934, as amended, the Plan administrator has duly caused this Registration Statement to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By: /s/ BRIGETTE MCINNIS-DAY

Brigette McInnis-Day, as Plan Administrator

II-2

Exhibit Index

Exhibit No.	Description

23.1	Consent of KPMG LLP

23.2	Disclosure Related to Arthur Andersen LLP

99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

II-3